United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Table of Contents:

Press Release
Signature Page

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs relevant shareholding ownership acquisition

Rio de Janeiro, March 27, 2012 — Vale S.A. (Vale) informs, pursuant to §6th of Article 12 of Rule 358/02 issued by the Brazilian Securities Commission (CVM), as amended by Rule 449/07, that on March 16, 2012, Aberdeen Asset Limited (and/or its affiliates), a subsidiary of Aberdeen Asset Management PLC’s (Aberdeen), as a discretionary investment manager, on behalf of some of its clients, has acquired, in the stock exchange, 1,848,726 American Depositary Receipts (ADRs), representing preferred class “A” shares issued by Vale, which increased the position of the managed portfolio and reaching, as a consequence, the equivalent of 5.02% of this kind of shares.

As informed by Aberdeen, with registered office located at 10 Queen’s Terrace, in the city of Aberdeen, United Kingdom, the purpose of this acquisition of Vale’s shares by Aberdeen Asset Limited is strictly investment oriented, not aiming to change either the controlling shareholder structure or the administrative structure of Vale. Aberdeen also informed that Aberdeen Asset Managers Limited, on behalf of some of its clients: (i) also manages 1,257,000 ADRs representing Vale’s common shares; (ii) does not have subscription rights related to Vale shares or share options; (iii) does not hold debentures convertible into shares issued by Vale; as well as (iv) has no agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Andrea Gutman: andrea.gutman@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 27, 2012		Roberto Castello Branco
Director of Investor Relations